UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35459

WHITING USA TRUST II

(Exact name of registrant as specified in its charter)

The Bank of New York Mellon

Trust Company, N.A., Trustee

Global Corporate Trust

601 Travis Street, 16th Floor

Houston, Texas

(512) 236-6555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Beneficial Interest in Whiting USA Trust II

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	◻
Rule 12g-4(a)(2)	◻
Rule 12h-3(b)(1)(i)	⌧
Rule 12h-3(b)(1)(ii)	◻
Rule 15d-6	◻
Rule 15d-22(b)	◻

Approximate number of holders of record as of the certification or notice date: 64

Pursuant to the requirements of the Securities Exchange Act of 1934, Whiting USA Trust II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 20, 2022	WHITING USA TRUST II

	By:	The Bank of New York Mellon Trust Company, N.A., Trustee

	By:	/s/ Sarah Newell
Vice President

4855-1921-1272.3